EXHIBIT 12.1
Ratio of Earnings to Fixed Charges

(dollars in millions)	Nine
	Months
	Ending	Fiscal Years
	June 29, 2013	2012	2011	2010	2009	2008
Earnings:
Income (loss) from continuing operations before income taxes and equity method investment earnings	$873	$949	$1,066	$1,224	$(541)	$148
Add: Fixed charges	164	264	305	360	388	272
Add: Amortization of capitalized interest	4	5	4	3	4	4
Less: Capitalized interest	(6)	(10)	(9)	(11)	(3)	(3)
Total adjusted earnings	1,035	1,208	1,366	1,576	(152)	421
Fixed Charges:
Interest	88	150	191	240	289	212
Capitalized interest	6	10	9	11	3	3
Amortization of debt discount expense	21	39	44	46	38	3
Rentals at computed interest factor (1)	49	65	61	63	58	54
Total fixed charges	$164	$264	$305	$360	$388	$272

Ratio of Earnings to Fixed Charges	6.31	4.58	4.48	4.38		1.55
Insufficient Coverage					540

(1)	Amounts represent those portions of rent expense (one-third) that are reasonable approximations of interest costs.